GOLDBELT INCREASES INATA GOLD RESOURCE BY A FURTHER 16%

Measured and Indicated Resources: 1,396,930 ounces gold
 (5.2 MT @ 2.3 g/t gold for 378,480 ounces of Measured Resources + 19.8 MT @ 1.6 g/t gold for 1,018,450 ounces of Indicated Resources)
Inferred Resources: 297,910 ounces gold
(7.1 MT @ 1.3 g/t gold for 297,910 ounces)

Toronto, Ontario – (July 10, 2007) Goldbelt Resources Ltd. (TSX: GLD) is pleased to announce an updated resource estimation at its flagship Inata Deposit in northern Burkina Faso, West Africa.

The new resource estimate includes 6,582m of additional drilling (see news release dated 3 July 2007) that successfully targeted areas of Inferred resources in the Main Zone and additional shallow footwall zones within, and in close proximity to, an optimal pit shell.

The new resource is estimated at 25.1 MT @ 1.7 g/t gold for 1,396,930 ounces of Measured and Indicated Resources (5.2 MT @ 2.3 g/t gold for 378,480 ounces of Measured Resources and 19.8 MT @ 1.6 g/t gold for 1,018,450 ounces of Indicated Resources) and an additional 7.1 MT @ 1.3 g/t gold for 297,910 ounces of Inferred Resources at Inata (includes the Sayouba and Minfo resources as previously estimated). This new estimation, calculated by Multiple Indicator Kriging (MIK) using an 0.5 g/t gold cut-off grade, represents a 16% increase in the tonnage and a 16% increase in the contained gold of Measured and Indicated Resources from the previous estimate completed in March 2007.

	Table 1 Mineral Resource Statement 1 July 2007 - Inata, Sayouba, and Minfo Deposits - MIK
		Model Reported at a combined lower cut-off of 0.5g/t Au
		Measured			Indicated			Inferred
	Tonnes	Au (g/t)	Au (oz)	Tonnes	Au (g/t)	Au (oz)	Tonnes	Au (g/t)	Au (oz)

Inata	4,909,400	2.3	362,440	17,349,100	1.7	924,520	6,003,700	1.3	254,870
Sayouba	307,700	1.6	16,040	909,500	1.2	34,000	789,800	1.2	30,700
Minfo				1,584,600	1.2	59,930	302,500	1.3	12,350
TOTAL	5,217,100	2.3	378,480	19,843,260	1.6	1,018,450	7,095,900	1.3	297,910

At an 0.8 g/t gold lower cut-off grade, there is a 18% increase in tonnage and a 17% increase in contained ounces reported from Measured and Indicated Resource categories from the previous model to 21.8 MT @ 1.9 g/t gold for 1,326,900 ounces (4.7 MT @ 2.4 g/t gold for 368,470 ounces of Measured Resources and 17 MT @ 1.7 g/t gold for 958,390 ounces of Indicated Resources) (excluding an additional 5.2MT @ 1.5 g/t gold for 259,400ounces in the Inferred category at the same cut-off grade).

The new resource estimation was conducted by independent consultants, Ravensgate, based in Perth, Australia. The new resource model will form the basis of Goldbelt’s Bankable Feasibility Study which is in the final stages of completion.

“Since completion of the Prefeasibility Study in October 2006, Goldbelt has added over 60% to the total tonnage and over 47% contained gold to the Measured and Indicated Resources at Inata. We are confident that these exploration successes will be directly translated to the results of the Bankable Feasibility” said Peter Turner, Vice President of Exploration and Business Development of Goldbelt.

A summary of the mineral resource statement for the Inata, Sayouba and Minfo Deposits in shown in Table 1 and notes accompanying the resource statement are in Appendix A.

The information in this report relating to resource estimation is based on information compiled by John Haywood, who is a Principal Consultant of Ravensgate, and is a Member of the Australian Institute of Mining and Metallurgy; and by Dr. Peter Turner, who is the Vice President of Exploration and Business Development of Goldbelt Resources Ltd, and a Member of the Australian Institute of Mining and Metallurgy. John Haywood and Peter Turner have sufficient experience relevant to the exploration data, style of mineralization and type of deposit under consideration and to the activity which they are undertaking to qualify as Qualified Persons as defined by the National Instrument 43-101.

John Haywood and Peter Turner consent to the filing of the written disclosure in this press release with securities regulatory authorities.

For additional information, please visit the Company’s website www.goldbeltresources.com or contact Laura Sandilands, Investor Relations or Collin Ellison, President and CEO at (416) 364-0557 or by email lsandilands@goldbeltresources.com.

GOLDBELT RESOURCES LTD.

Per:    “Peter Turner”
Dr. Peter Tuner, VP Exploration & Business Development

The TSX Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.  No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.  Certain statements contained in this disclosure document constitute forward-looking statements which are not historical facts and are made pursuant to the “safe harbor” provisions under the United States Private Securities Litigation Reform Act of 1995. When used in this document, words like "anticipate", "believe", "estimate" and "expect" and similar expressions are intended to identify forward-looking statements.
Information concerning exploration results and mineral reserve and resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable at the time they are made, are inherently subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from logistical, technical or other factors; the possibility that results of work will not fulfill projections/expectations and realize the perceived potential of the Company’s projects; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of environmental issues at the Company’s projects; the possibility of cost overruns or unanticipated expenses in work programs; the need to obtain permits and comply with environmental laws and regulations and other government requirements; fluctuations in the price of gold and other risks and uncertainties.
The United States Securities and Exchange Commission permits mining companies in their filings with the SEC to disclose only those mineral deposits that a company can economically and legally extract or produce. We may use certain terms in this disclosure document such as resources that are prescribed by Canadian regulatory policy and guidelines but are not provided for in the SEC guidelines on publications and filings.
Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management or its independent professional consultants on the date the statements are made. The reader is cautioned that actual results, performance or achievements may be materially different from those implied or expressed in such statements.

Appendix A

Notes accompanying the resource estimation

1)
The resource estimation has been conducted using 1,186 RC drill holes for 111,311m of drilling and 43 diamond drill holes for 1,650m of drilling that can be broken down into five phases of drilling (in chronological order): BUMIGEB – 4 diamond drill holes (INS01-04) for 210m; BHP – 144 RC drill holes (INRC001-144) for 11,219m of drilling and 6 diamond drill holes (INDDH01-06) for 1,070m of drilling; BHP-Resolute – 325 RC holes (INRC145-469) for 22,548m and 11 diamond drill holes (INDD007-017) for 1,751m; Resolute – 67 RC drill holes (INRC470-536) for 4,388m; Goldbelt – 648 RC drill holes (INRC537-1186) for 73,156m and 22 diamond drill holes (INDD018-038) for 3,119m.

2)	Average drill hole density at the Inata Deposits ranges from 25m x 20m to 100m x 30m – most are 50m x 20m.
3)	The vast majority of drilling at Inata has been drilled to intercept the mineralization at a high angle.
4)	All drill holes have been recovered and are surveyed by either differential GPS and/or Total Station systems.
5)	Down-hole surveying for all RC and diamond drill holes is considered adequate by Ravensgate.
6)	All RC drill samples were split using a riffle splitter providing a sample of approximately 2kg for each meter sample.
7)
All core is HQ3 (triple tube). All diamond core generated from the Resolute and Goldbelt exploration was oriented where possible and mark-ups conducted on an V-angle from crayon spear marks collected by the spear method recorded for every 6m core run.

8)
All diamond core was geologically, geotechnically and structurally logged. Core recovery and RQD’s were recorded for all coring. Geological logging using a standard and well documented logging code system was used for the Resolute and Goldbelt programs.

9)
All diamond core was sawn by a diamond core saw (or cleaved in highly weathered material) and submitted to the laboratory for gold analysis on the basis of regular nominal meter-intervals or geological intervals.

10)
All samples were submitted to either SGS or the Transworld Laboratory, Tarkwa in Ghana or the SGS Laboratory in Ouagadougou, Burkina Faso for preparation by lead-collection fire assay and gold analysis by atomic absorption spectrometry (AAS). The early BUMIGEB drilling samples were sent to the BUMIGEB Laboratory in Ouagadougou for preparation by fire assay and AAS finish.

11)	Georeference standard material, field duplicates and blank samples are inserted in sequence with all drilling samples at a frequency of 4%, 5% and 3% respectively (all Resolute and Goldbelt drilling).
12)
All Quality Control/Quality Assurance (‘QC/QA’) has been reviewed during the process of resource estimation by Ravensgate and the accuracy and precision is found to be acceptable for all drilling data. The exception to this is the BUMIGEB drilling where no QC/QA data exists – this accounts for a negligible portion of the overall dataset by Ravensgate.

13)
2,100 bulk density determinations were completed by Goldbelt using the water immersion technique that was generated by RSG Global staff to conform to best practice procedures. Of these, 185 were reported in mineralization. The following density values were used in the estimation of mineralized material: highly weathered (1.6 tm-3), moderately weathered  (2.2 tm-3), slightly weathered  (2.3 tm-3)and fresh ore (2.6 tm-3).

14)
A three dimensional geological model has been completed using all available sectional and plan drilling data. Three dimensional mineralized wire-frames were constructed on nominal 0.3 g/t gold assay values constrained to the geological model and these were subsequently filled with blocks for resource estimation.

15)
The Inata Deposits comprise a broadly north-south (east-west at Minfo) trending zone of mineralization comprising a 5.5km strike length, a maximum of 200m depth extent with local and regional offsets along flat fault or shear structures.

16)
Six statistical domains have been determined from the twenty-five mineralized wire-frames for the combined Inata North and South Deposits. For Sayouba, a single domain has been used for statistical purposes for interpolating grade from the five mineralized wire-frames. At Minfo, three statistical domains are recognized from the five mineralised wire-frames.

17)
The principal method resource estimation used a conventional 3D system of block model construction and grade interpolation – grade estimation and interpolation was done using multiple indicator kriging (MIK), with further Ordinary kriging (OK) models run for all mineralized domains for comparison and validation of the MIK results.

18)	Grade estimates were interpolated into blocks of sizes: 6m (east) by 12.5m (north) by 5m (elevation) for Inata North, Inata South and Sayouba; and 12m (east) by 6m (north) by 5m (elevation) for Minfo.
19)
The gold composite data displayed low coefficients of variation for most domains and therefore application of a top-cut was not appropriate. However, for a small number of domains, a 30g/t gold top-cut was applied based on statistical criteria.

20)	The MIK resource estimation is quoted on a lower cut-off grade of 0.5 g/t gold.
21)
Classification of resources relied upon ancillary block model interpolation items such as kriged efficiency, number of sample composites available within block vicinity and search volume pass. The final block model grades were checked with respect to the local domain geometry and domain statistical summaries.

22)	Tonnage calculations were carried out on a dry basis to conform to reported assay results.
23)	No assumptions were made about mining methods.
24)	No assumptions were made about process methods.
25)	The results of the grade have been rounded to two significant figures.
26)	Tonnage and ounces are rounded to the nearest 100 and 10 respectively.